UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files

OTHER RELEVANT INFORMATION

Attached hereto is the text of the resolutions adopted by the Annual General Shareholders’ Meeting of Banco Bilbao Vizcaya Argentaria, S.A. that has been held today.

Bilbao, 13 March 2020

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RESOLUTIONS OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A., HELD ON 13 MARCH 2020

RESOLUTIONS UNDER AGENDA ITEM ONE

1.1.

Approve, under the terms set out in the legal documentation, the annual accounts and management report of Banco Bilbao Vizcaya Argentaria, S.A. for the year ending 31 December 2019, as well as the consolidated annual accounts and management report of the Banco Bilbao Vizcaya Argentaria Group for the same financial year.

Authorise the Chairman, Carlos Torres Vila, the Corporate Secretary and Secretary to the Board of Directors, Domingo Armengol Calvo and the Deputy Secretary to the Board, Rosario Mirat Santiago, indistinctly and with powers of substitution, to file the individual and consolidated annual accounts, management reports and auditors’ reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated group, as well as to issue the corresponding certificates, pursuant to Article 279 of the Corporate Enterprises Act and Article 366 of the Commercial Registry Regulations.

1.2.	Approve the non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its consolidated group for the year ending 31 December 2019.

Authorise the Chairman, Carlos Torres Vila, the Corporate Secretary and Secretary to the Board of Directors, Domingo Armengol Calvo and the Deputy Secretary to the Board, Rosario Mirat Santiago, so that, any of them, indistinctly, and with powers of substitution, may complete (diligenciar), correct, formalise, publish, interpret, clarify, extend, develop or execute any of the documents indicated in the preceding paragraph.

1.3.

Approve the proposed allocation profits of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to 2019 in the amount of EUR 2,240,878,570.66 (two billion, two hundred and forty million, eight hundred and seventy-eight thousand, five hundred and seventy euros and sixty-six cents of euro), as follows:

●

The amount of EUR 1,733,650,510.80 (one billion, seven hundred and thirty-three million, six hundred and fifty thousand, five hundred and ten euros and eighty cents of euro) to the payment of dividends, of which: (a) EUR 666,788,658 (six hundred and sixty-six million, seven hundred and eighty-eight thousand, six hundred and fifty-eight euros) has already been paid in full prior to this Annual General Meeting as an interim dividend on account of the 2019 dividend, in accordance with the resolution adopted by the Board of Directors at its meeting held on 2 October 2019; and (b) the

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

remaining EUR 1,066,861,852.80 (one billion, sixty-six million, eight hundred and sixty-one thousand, eight hundred and fifty-two euros and eighty cents of euro) will be allocated to the payment of the final dividend for the year 2019 in an amount of EUR 0.16 (sixteen cents of euro) per share, which will be paid to shareholders on 9 April 2020.

In this respect, it is resolved to ratify, insofar as necessary, the resolution adopted by the Board of Directors on 2 October 2019 approving the payment of the aforementioned amount as an interim dividend on account of the 2019 dividend.

●

The amount of EUR 418,927,321.80 (four hundred and eighteen million, nine hundred and twenty-seven thousand, three hundred and twenty-one euros and eighty cents of euro), to the payment made in the year 2019 to cover the remuneration of the additional tier 1 capital instruments issued by Banco Bilbao Vizcaya Argentaria, S.A. in February 2014, February 2015, April 2016, May 2017, November 2017, September 2018, March 2019 and September 2019.

●

The remaining profit, that is, the amount of EUR 88,300,738.06 (eighty-eight million, three hundred thousand, seven hundred and thirty-eight euros and six cents of euro), will be allocated to the Company’s voluntary reserve funds.

1.4.	Approve the management of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. for the financial year 2019.

RESOLUTIONS UNDER AGENDA ITEM TWO

On this item of the agenda, on the basis of the proposal of the Appointments and Corporate Governance Committee, the General Meeting has approved the re-election of Ms Lourdes Máiz Carro as a member of the Board of Directors, for the statutory period of three years, with the status of independent director.

Prior favourable report of the Appointments and Corporate Governance Committee, the re-election of Ms Susana Rodríguez Vidarte as a member of the Board of Directors has been likewise approved by the General Meeting, for the statutory period of three years, with the status of external director.

Moreover, on the basis of the proposals of the Appointments and Corporate Governance Committee, the General Meeting has approved the appointment of Mr Raúl Catarino Galamba de Oliveira and Ms Ana Leonor Revenga Shanklin as new members of the Board of Directors, for the statutory period of three years, with the status of independent directors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Lastly, with prior favourable report of the Appointments and Corporate Governance Committee, the General Meeting has approved the appointment of Mr Carlos Vicente Salazar Lomelín as new member of the Board of Directors, for the statutory period of three years, with the status of external director.

The appointments of Mr Raúl Catarino Galamba de Oliveira, of Ms Ana Leonor Revenga Shanklin and of Mr Carlos Vicente Salazar Lomelín cover the vacancies of Mr Tomás Alfaro Drake, Mr José Manuel González-Páramo Martínez-Murillo and Mr Carlos Loring Martínez de Irujo, effective from the present date, once the General Meeting has been held, as their re-election has not been submitted to the General Meeting.

All the approved re-elections and appointments are accompanied by the report of the Board of Directors stipulated in article 529 decies of the Corporate Enterprises Act. These reports have been made available to shareholders as of the date on which the convening notice of the General Meeting was made public, together with the favourable reports of the Appointments and Corporate Governance Committee pertaining the re-election of Ms Susana Rodríguez Vidarte and the appointment of Mr Carlos Vicente Salazar Lomelín.

Consequently, the General Meeting has adopted the following resolutions:

2.1.

Re-elect Ms Lourdes Máiz Carro, of legal age, Spanish nationality and domiciled for these purposes at Calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

2.2.

Re-elect Ms Susana Rodríguez Vidarte, of legal age, Spanish nationality and domiciled for these purposes at calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of external director.

2.3.

Appoint Mr Raúl Catarino Galamba de Oliveira, of legal age, Portuguese nationality, with passport no. P036016 in force and domiciled for these purposes at calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

2.4.

Appoint Ms Ana Leonor Revenga Shanklin, of legal age, Spanish nationality, with ID (DNI) no. 05391902N in force and domiciled for these purposes at calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

2.5.

Appoint Mr Carlos Vicente Salazar Lomelín, of legal age, Mexican nationality, with passport no. G30387823 in force and domiciled for these purposes at calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of external director.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, establish the number of directors that form part of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. in 15.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM THREE

For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of June 26, on the regulation, supervision and solvency of credit institutions, to approve a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have significant impact on the Group’s risk profile, enabling subsidiaries of Banco Bilbao Vizcaya Argentaria, S.A., to likewise apply said maximum level to their professionals, pursuant to the Report issued in this regard by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., on 10 February 2020, and which has been made available to shareholders as of the date on which the convening notice of this General Meeting was made public.

RESOLUTIONS UNDER AGENDA ITEM FOUR

Re-appoint the audit firm KPMG Auditores, S.L., with registered office in Madrid, Paseo de la Castellana, 259C and company tax code B-78510153, filed under number S0702 in the Spanish Official Registry of Account Auditors, and registered in the Commercial Registry of Madrid under volume 11,961, page 90, section 8, sheet M-188,007, as Auditor of the Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A. and the Banco Bilbao Vizcaya Argentaria Group, for the fiscal year 2020.

RESOLUTIONS UNDER AGENDA ITEM FIVE

Authorise the Board of Directors, with express substitution powers in favour of the Executive Committee or to the director or directors it deems convenient, as well as in favour of any other person whom the Board expressly empowers for the purpose, the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the notices required by law; and to perform the necessary proceedings as may be necessary to obtain the due authorisations or filings from the Bank of Spain; the European Central Bank; Ministries, including the Ministry of Tax and the Ministry of Economy Affairs and Digital Transformation; the National Securities Market Commission; the entity in charge of the recording of book entries; the Commercial Registry; or any other national or foreign public or private body.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Additionally, authorise the Chairman, Carlos Torres Vila; the Corporate Secretary and of the Board, Domingo Armengol Calvo; and the Deputy Secretary of the Board, Rosario Mirat Santiago, so that any of them, indistinctively, may perform such acts as may be appropriate to implement the resolutions adopted by this General Meeting, in order to file them with the Commercial Registry and with any other registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarised documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalise any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a new General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual accounts in the Commercial Registry.

RESOLUTIONS UNDER AGENDA ITEM SIX

Approve, on a consultative basis, the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A., corresponding to financial year 2019, which has been made available to shareholders, together with the remaining documents related to the General Meeting, as of the date on which the convening notice was made public.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 13, 2020

By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo

Title: Corporate Secretary and Secretary of the Board of Directors